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                             June 17, 2024

       Keith R. Dolliver
       Corporate Secretary
       Microsoft Corporation
       One Microsoft Way
       Redmond, WA 98052-6399

                                                        Re: Microsoft
Corporation
                                                            Current Report on
Form 8-K filed January 19, 2024
                                                            Amended Current
Report on Form 8-K/A filed March 8, 2024
                                                            File No. 001-37845

       Dear Keith R. Dolliver:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Current Report on Form 8-K filed January 19, 2024 and Amended Current Report on Form 8-
       K/A filed March 8, 2024

       Item 1.05 Material Cybersecurity Incidents, page 1

   1. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the
incident had not had a material impact on your operations, and you had not determined whether
the incident was reasonably likely to materially impact your financial condition or
results of operations.
   2. We note the statement in your Form 10-Q for the quarter ended March 31, 2024 indicating that the cybersecurity
incident has and may continue to result in harm to your reputation and customer
relationships. Please advise us as to whether you believe the harm to your reputation and customer
relationships is reasonably likely to have a material impact on you, including your
financial condition and results of operations. To the extent you determine it is
reasonably likely to have a material impact, please file an amended Form
                                                        8-K pursuant to
Instruction 2 to Item 1.05 to update your disclosure.
 Keith R. Dolliver
Microsoft Corporation
June 17, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameKeith R. Dolliver                       Sincerely,
Comapany NameMicrosoft Corporation
                                                          Division of
Corporation Finance
June 17, 2024 Page 2                                      Office of Life
Sciences
FirstName LastName